                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               Schedule 13D/A2**

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                               Fresh Choice, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   0003580321
                                 (CUSIP Number)

                                 Randy Chappel
                          777 Main Street, Suite 2700
                            Fort Worth, Texas  76102
                                 (817)877-0477
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 11, 1997***
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box is a fee is being paid with the statement [ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of shares reported herein is 496,400 shares of Common Stock, which constitute approximately 8.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 5,668,625 shares outstanding.

*** Information reported in this Amendment previously has been disclosed in proxy statements of Crescent Real Estate Equities Company: See
         Item 6.

             Exhibit Index for this Schedule 13D begins on page 6.


                               Page 1 of 23 Pages

                                 SCHEDULE 13D

CUSIP NO. 0003580321                                       PAGE 2 OF 23 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard E. Rainwater

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Not Applicable for purposes of this Amendment -- See Item 3

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Richard E. Rainwater is a citizen of the United States of America

--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  496,400

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     None
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  496,400

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     None

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      496,400

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

CUSIP NO. 0003580321                   13D                    Page 3 of 23 Pages

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1933 as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated April 28, 1995, as amended by Amendment No. 1 to Schedule 13D Statement dated May 24, 1995 (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Fresh Choice, Inc. (the "Issuer").

         This Amendment No. 2 effects no material changes in Items 1, 2, 3, or 5 (except for 5(d)); material changes in Items 4, 5(d), 6 and 7 effected by this Amendment No. 2 are specifically noted therein. The text of the Schedule 13D is also altered where appropriate to place past disclosures within historical context.

         Pursuant to Rule 12b-15 and Rule 13d-2(c) of Regulation 13D-G (which requires that the first electronic amendment to a paper format Schedule 13D restate the entire text of the Schedule 13D) of the General Rules and Regulations under the Act, this Amendment amends and restates the Schedule 13D in its entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock (the "Common Stock") of Fresh Choice, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 109, 2901 Tasman Drive, Santa Clara, California 95054-1138.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) This statement is being filed by Richard E. Rainwater, whose business address is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. His present principal occupation is personal investment for his own account, primarily through Rainwater, Inc., his wholly-owned corporation at the same address. The principal business of Rainwater, Inc. is investments.

         (d)-(e) Mr. Rainwater during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Rainwater is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Rainwater used a total of $3,645,191 in personal funds for purchasing the shares of Common Stock reported in the Schedule 13D. For purposes of Amendments Nos. 1 and 2 to the Schedule 13D, this Item 3 is inapplicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Rainwater acquired the shares of Common Stock reported in the
Schedule 13D for investment purposes. Depending on a variety of factors he may deem significant to his investment

CUSIP NO. 0003580321                   13D                    Page 4 of 23 Pages


decisions, Mr. Rainwater may purchase additional shares of the Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of the Common Stock that he now owns or may hereafter acquire.

         During 1995, Mr. Rainwater initiated and held conversations with management of the Issuer for the purposes of mutual introductions and general discussions about the Issuer's business.

         Discussions during that period between Mr. Rainwater and management of the Issuer caused Mr. Rainwater to consider the possibility of commercial transactions between the Issuer and Mr. Rainwater or his affiliated companies. Those discussions led Mr. Rainwater at that time to submit to the Issuer a preliminary proposal regarding a financing involving certain of the Issuer's real properties. Mr. Rainwater engaged in preliminary negotiations with respect to that proposal with a company affiliated with him. The parties engaged in reviewing relevant information for the purpose of evaluating whether or not they wished to pursue further consideration of that proposal, but the proposal did not ripen beyond a preliminary stage.

[Added by Amendment No. 2]        Notwithstanding the preceding, except as set
forth in this paragraph, Mr. Rainwater has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Reference is made to Item 6 for information concerning a stock option granted by Mr. Rainwater to Crescent Real Estate Equities Limited Partnership.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Rainwater is the beneficial owner of 496,400 shares of the Common Stock. Assuming that 5,668,625 shares of the Common Stock are outstanding, Mr. Rainwater is the beneficial owner of approximately 8.8% of the outstanding shares of the Common Stock.

         (b) Mr. Rainwater has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 496,400 shares of the Common Stock.

         (c) During the sixty days immediately preceding the Schedule 13D Statement dated April 28, 1995, Mr. Rainwater purchased shares of the Common Stock in open market transactions on the National Market System (NASDAQ) as follows:

Date                Number of Shares                  Price per Share
-----               ----------------                  ---------------
02/28/95              5,000                              $7. 125

02/28/95              5,000                              $7.0625

03/01/95              5,000                                $7.25

03/06/95                500                               $8.375

03/24/95             16,600                                $7.75

03/24/95              3,800                              $7.6875

03/27/95             10,000                                $7.75

CUSIP NO. 0003580321                   13D                    Page 5 of 23 Pages

03/28/95              4,000                                $7.75

03/29/95             10,000                                $7.75

03/30/95              5,600                                $7.75

04/06/95             15,000                              $7.6875

04/07/95              5,000                                $7.50

04/12/95             11,500                                $7.75

04/17/94             12,500                              $6.6875

04/17/95              8,500                               $6.375

04/17/95             10,000                                $6.50

04/17/95             10,000                                $6.75

04/17/95              5,000                                $6.25

04/18/95             10,000                               $6.625

04/19/95             50,000                               $6.625

04/19/95             57,000                                $6.75

04/19/95             25,000                                $7.25

04/19/95             10,000                                $6.75

04/24/95             10,000                               $7.625

04/28/95             72,500                               $7.625

         During the past 60 days preceding this Amendment No. 2, Mr. Rainwater has not effected any transactions in the Common Stock except as described in
Item 6.

[Added by Amendment No. 2]        (d)  No person other than Mr. Rainwater has
the right to receive or to direct the receipt of dividends from the shares of the Common Stock reported in this Schedule 13D. As more fully described in
Item 6, Crescent Real Estate Equities Limited Partnership has the right to receive a portion of proceeds from the sale of shares of the Common Stock reported in this Schedule 13D.

         (e) It is inapplicable for the purposes herein to state the date on which Mr. Rainwater ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Common Stock.

CUSIP NO. 0003580321                   13D                    Page 6 of 23 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein above or in the Exhibits filed herewith, Mr. Rainwater has no contracts, arrangements, understandings or relationships with any other person with respect to the shares of the Common Stock reported in the Schedule 13D.

[Remainder of Item 6 added by Amendment No. 2]     The summary set forth below
of certain transactions and agreements does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of various agreements and documents attached as Exhibits to this
Schedule 13D and incorporated herein by reference for all purposes.

         Crescent Real Estate Equities Limited Partnership ("CREELP") -- the operating partnership for and subsidiary of Crescent Real Estate Equities Company, a publicly-traded real estate investment trust ("Crescent") -- on September 13, 1996 purchased from Issuer 1,187,906 shares of Series B Non-Voting Participating Convertible Preferred Stock (the "Series B Stock") and a three-year option (the "Series C Stock Option") to purchase from Issuer up to 593,953 shares of Series C Non-Voting Participating Convertible Preferred Stock (the "Series C Stock") at an exercise price of $6.00 per share. The Series C Stock Option became exercisable immediately. The Series C Stock receivable upon exercise of the Series C Stock Option is currently convertible into Common Stock on a one-for-one basis. Mr. Rainwater is the Chairman of the Board and a significant stockholder of Crescent.

         As previously disclosed in Crescent's proxy statements for its 1996 and 1997 Annual Meetings of Shareholders, CREELP, in connection with its agreement to purchase the Series B Stock and the Series C Stock Option from Issuer, anticipated acquisition of the Option (as defined below) from Mr. Rainwater and the granting to Rainwater, Inc. of a partial assignment (to the extent of 80,000 shares) of the Series C Stock Option. Instruments effecting such transactions were finalized, executed and delivered August 11, 1997, as more particularly described below.

         On August 11, 1997, Mr. Rainwater entered into a Call Option Agreement (the "Option Agreement") with CREELP whereby Mr. Rainwater granted to CREELP an option (the "Option"), exercisable at any time through September 12, 2006, to purchase all, but not less than all, of the 496,400 shares of Common Stock reported in this Schedule 13D (the "Shares") at Mr. Rainwater's investment cost in the Shares (including the funds reported in Item 3, plus incidental expenses, plus Mr. Rainwater's cost of funds). During the pendency of the Option, Mr. Rainwater retains sole beneficial ownership of the Shares (i. e., exclusive power to vote, hold, sell, pledge or otherwise dispose of the Shares) unless and until the Shares are sold. Prior to selling any of the Shares, Mr. Rainwater must give CREELP notice of his intention to sell so that CREELP may exercise the Option; if CREELP fails to exercise the Option within two business days, Mr. Rainwater may sell those Shares but must remit to CREELP the cash proceeds from the sale, net of his investment cost in the Shares sold.

         Also on August 11, CREELP entered into an Agreement of Assignment with Mr. Rainwater's wholly owned corporation, Rainwater, Inc. ("RI"), whereby CREELP partially assigned (to the extent of 80,000 shares) to RI its Series C Stock Option. Effective immediately thereafter, RI entered into Agreements of Assignment with two of its advisers, J. Randall Chappel and Kenneth A. Hersh, whereby RI assigned to each of them one-half ( i. e., 40,000 shares) of the Series C Stock Option interest which RI had received from CREELP; as a result, RI retains no interest in the Series C Stock Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

[Added by Amendment No. 2]        Exhibit A --- Power of Attorney authorizing
J. Randall Chappel and Kenneth A. Hersh to act on behalf of Richard E. Rainwater (filed with Form 4 Statement of

CUSIP NO. 0003580321                   13D                    Page 7 of 23 Pages


Richard E. Rainwater for December 1995 relating to securities of Crescent Real Estate Equities, Inc., dated January 9, 1996, and incorporated herein by reference).

         Exhibit B -- Call Option Agreement dated August 11, 1997, between Richard E. Rainwater and Crescent Real Estate Equities Limited Partnership, at page 8.

         Exhibit C -- Agreement of Assignment dated August 11, 1997, between Crescent Real Estate Equities Limited Partnership and Rainwater, Inc., at page 15.

         Exhibit D -- Agreement of Assignment dated as of August 11, 1997, between Rainwater, Inc. and J. Randall Chappel, at page 18.

         Exhibit E -- Agreement of Assignment dated as of August 11, 1997, between Rainwater, Inc. and Kenneth A. Hersh, at page 21.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 5, 1997

                                   /s/ RICHARD E. RAINWATER
                                   -------------------------------------------
                                   Richard E. Rainwater by J. Randall Chappel,
                                           As Attorney-in-Fact

                                                                 EXHIBIT B


                             CALL OPTION AGREEMENT

         This Call Option Agreement ("Agreement") is made the 11th day of August, 1997 (the "Effective Date"), by and between Richard E. Rainwater ("RER") and Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Crescent").

                                    RECITALS

         A. RER on the date of this Agreement owns beneficially and of record 496,400 shares (the "Shares") of Common Stock of Fresh Choice, Inc. ("Issuer").

         B. RER acquired the Shares through open market purchases at an aggregate purchase price of $3,645,191 (the "Original Cost") and a per share average purchase price of slightly more than $7.34. Substantially all of the Shares were purchased by RER prior to April 29, 1995.

         C. On September 13, 1996, (i) Crescent purchased from Issuer 1,187,906 shares of the Issuer's Series B Non-Voting Participating Convertible Preferred Stock and (ii) Issuer granted Crescent a three year option to purchase up to 593,953 shares of Series C Non-Voting Participating Convertible Preferred Stock at an exercise price of $6 per share.

         D. Crescent has asked RER to grant it an option to purchase all of the Shares at RER's investment cost in the Shares (including all incidental expenses incurred in connection with acquisition and holding of the Shares and granting the option pursuant to this Agreement). RER is willing to grant Crescent an option to purchase the Shares in consideration of and subject to Crescent's payment of a modest cash consideration upon execution of this Agreement if RER retains the right to otherwise sell the Shares, free and clear of the option, and thereby recover his investment cost in the Shares. Crescent is willing that RER have the right to sell the Shares to third persons or in open market sales so that he can recover his investment in the Shares so long as Crescent retains the economic benefit of appreciation in the value of the Shares above the exercise price.

         F. Neither the grant of the Option nor anything else in this Agreement will affect RER's beneficial ownership of the Shares except as explicitly provided in this Agreement and, unless and until Crescent purchases the Shares from RER pursuant to the exercise of the option, RER will continue to have sole power to vote and to dispose of the Shares, to the exclusion of Crescent; nor will anything contained in this Agreement constitute an agreement or promise by or bind the parties to act together with respect to acquiring, holding or disposing of the Shares or any other securities of Issuer.

         Now, therefore, in consideration of the foregoing premises, the mutual covenants hereinafter set forth, and in consideration of the payment by Crescent to RER of One Hundred Dollars ($100.00), the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

         1. Grant of Option. Subject to the terms and conditions herein set forth, RER hereby grants to Crescent an option (the "Option") to purchase, at any time from and after the Effective Date and not later than the Expiration Date (as defined below), all but not less than all of the Shares owned on the Exercise Date (as defined below) by RER (the "Option Shares"). In consideration for the grant of the Option, Crescent has paid to RER the sum of $100.

         2. RER's Retention of Investment Power; Consequences of Sales Outside Option.

                 (a) The Option will not attach to, encumber or restrict the transferability of any of the Shares. RER will continue to have the right to hold, sell, pledge or otherwise dispose of any or all of the Shares or any interests therein at his discretion, subject only to compliance with the terms of Paragraph 2(b). Any Shares sold by RER shall be transferred free and clear of the Option and any claim made under this Agreement by Crescent.

                 (b) Unless Crescent shall have previously exercised the Option, RER agrees that whenever during the Option Period he makes a decision to sell any of the Shares then, at least three business days prior to effecting such sale, he will give Crescent oral or written notice (a "Sale Notice") of his intention to sell, identifying in the Sale Notice the approximate number of Option Shares he intends to sell (which may be stated as a range with minimum and maximum numbers) and the intended or estimated date or dates of sale. If Crescent, not later than 5 p. m. Fort Worth, Texas time on the second business day immediately following the Sale Notice Date (the "Exercise Deadline"), exercises the Option in accordance with the terms of this Agreement, then RER shall become obligated to sell the Option Shares to Crescent pursuant to the terms of this Agreement and Crescent shall become obligated to purchase the Option Shares pursuant to the terms of this Agreement. If Crescent does not exercise the Option prior to the Exercise Deadline, then RER may (but will not be obligated to) sell the number of Shares set forth in the Sale Notice on or about the date or dates of sale set forth in the Sale Notice.

                 (c) Except for the sale of Option Shares to Crescent pursuant to its exercise of the Option, whenever during the Option Period RER sells Shares he shall promptly pay over to Crescent the Net Gain Proceeds actually received by him from such sale. "Net Gain Proceeds" from any sale will mean the excess, if any, of (i) cash proceeds actually received by RER from that sale over (ii) an amount calculated by multiplying the Exercise Price (as then in effect in accordance with Paragraph 3) times a fraction, the denominator of which is 496,400 and the numerator of which is the number of Shares disposed of in that sale.

         3.      Exercise Price.

                 (a) Subject to adjustment as provided in Paragraph 3(b), the exercise price ("Exercise Price") for the Option is the sum of: (i) the Original Cost plus (ii) the aggregate out of pocket expenses (other than the Original Cost) incurred by RER through such date in connection with the acquisition and holding of the Shares, including but not limited to the granting of the Option plus (iii) an amount sufficient to reimburse RER for his cost of funds on his investment in the Shares (notwithstanding anything else herein, that amount of such reimbursement shall be calculated as the interest which would accrue upon the amounts listed in (i) and (ii) from April 28, 1995 through the Closing Date at the rate of one-year LIBOR (as it fluctuates from time to time during that period as reported in the Wall Street Journal), plus 50 basis points, with interest compounded annually.

                 (b) If and whenever RER sells any of the Shares otherwise than pursuant to the exercise of the Option, then the Exercise Price applicable to the remaining Shares owned by RER (the "Remaining Shares") shall be proportionately adjusted downward as follows: the Exercise Price shall be calculated in the manner prescribed in Paragraph 2(a) except that the term "Original Cost" will mean the product realized by multiplying $3,645,191 times a fraction, the denominator of which is 496,400 and the numerator of which is the number of the Remaining Shares.

         4. Term; Expiration of Option. The Option will be exercisable, in accordance with the terms of this Agreement, at any time from and after the Effective Date through September 12, 2006 (the "Expiration Date"). The period from the Effective Date through the Expiration Date is called the "Option Period." The Option shall expire if not exercised by 5 p.m., Fort Worth, Texas time, on the Expiration Date.

         5.      Manner of Exercise; Closing Date Defined.

                 (a) Crescent may exercise the Option at any time, in whole but not in part, during the Option Period only by complying with the terms of this Paragraph 5. To exercise the Option, Crescent shall deliver to RER written notice of such exercise; the Option shall not be deemed exercised until such notice is actually received by RER (the date on which such notice is actually received is called the "Exercise Date"). Thereafter at a place, at a time and on a date mutually agreed upon by Crescent and RER (which shall not be later than ten business days from the date on which RER receives notice of the exercise of the Option),
         (a) RER shall deliver to Crescent certificates representing the Option Shares duly indorsed (with signature guaranteed) and in otherwise proper form for transfer (but without express or implied warranties of any kind whatsoever) and (b) Crescent shall simultaneously deliver to RER the Exercise Price in immediately available cash funds by wire transfer to such account or accounts as specified by RER.

                 (b) The date or respective dates on which RER sells Shares (whether pursuant to Paragraph 5(a) following exercise of the Option, or otherwise) are each a "Closing Date."


         6. No Other Agreements; Exculpation. It is not the intention of the parties to this Agreement to create by virtue of this Agreement any trust, partnership, joint venture, agency or any similar relationship between them; or any fiduciary relationship between them; or any agreement between them to act together with respect to the holding or disposition of any of the Shares. Nothing in this Agreement will alter or affect RER's sole and exclusive power to vote and sole and exclusive power to dispose of the Shares. In addition to but not by way of limiting the foregoing, RER will have no duty to Crescent to sell or to attempt to sell any of the Shares to third persons or on the open market in order to realize a gain or to avoid a loss.

         7. Adjustments. Any change in the nature or amount of any Shares by reason of any stock dividend, split-up, reclassification, recapitalization, merger, consolidation or reorganization shall not affect the Exercise Price, but thereafter "Shares" as used herein shall mean the Shares as changed in nature or amount.

         8. Further Assurances. Crescent and RER each agrees to execute and deliver such other instruments and take such other actions as may be reasonably requested by the other party following exercise of the Option in order to effectuate the sale and purchase of and transfer of title to the Option Shares as hereby contemplated in accordance with applicable laws and otherwise to effectuate the intents and purposes of this Agreement; however, neither party shall be required in complying with this Paragraph 8 to expend any funds, incur any monetary obligations, or assume any legal risks which such party considers significant or burdensome.

         9. Notices. All notices and communications which are required or permitted hereunder shall be delivered personally, by same day or overnight courier, or by facsimile transmission, as follows:

               If to RER:

                          777 Main Street, Suite 2700
                          Fort Worth, Texas 76102
                          Facsimile: 817 820 6650
                          Attention: Richard E. Rainwater

               with a copy to:

                          777 Main Street, Suite 2700
                          Fort Worth, Texas 76102
                          Facsimile: 817 820 6650
                          Attention: J. Randall Chappel

               If to Crescent:

                          777 Main Street, Suite 2100
                          Fort Worth, Texas 76102
                          Facsimile: 817 878 0429
                          Attention: Gerald W. Haddock, President
                                     David M. Dean, Senior Vice President, Law

or to such other person, address or number as may be designated by written notice to the other party as provided herein. Notice will be deemed given only when actually received by the party to whom it is addressed.

               10. Authorized Agent. Crescent shall be entitled to, and shall, recognize each of J. Randall Chappel and every other individual named as an Attorney-in-Fact for RER in any power of attorney executed by RER that is of record in the Deed Records of the County Clerk of Tarrant County, Texas, and has not been revoked or withdrawn by a filing in such office, as RER's agent (each an "Agent") authorized, in RER's name, place and stead, to exercise RER's rights and perform RER's obligations under this Agreement as fully as RER himself might do; and any notice required or permitted to be given under this Agreement to RER by Crescent shall be sufficiently given if given by Crescent to an Agent. The signing and delivery of this Agreement by an Agent on behalf of RER shall have the same force and effect as if RER himself had signed and delivered this Agreement.

               11. Severability. If any provision of this Agreement shall be determined by any court of competent jurisdiction to be invalid and unenforceable, the remainder of this Agreement shall not be affected thereby, and shall continue in full force and effect.

               12. Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto with respects to the subject matter hereof and thereof and supersedes any prior agreements and understandings between the parties.

               13. GOVERNING LAW AND BINDING EFFECT. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS CHOICE OF LAW PRINCIPLES AND SHALL BE BINDING UPON AND SHALL INURE TO THE BENEFIT OF THE PARTIES HERETO AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS.

               14. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

               15. Headings. Headings of the paragraphs in this Agreement are for reference purposes only and shall not be deemed to have any substantive effect.

               16. No Oral Modification. This Agreement cannot be amended or terminated orally, but only by a writing duly executed by the parties hereto. Neither party hereto will be deemed as a consequence of any act, delay, failure, omission, forbearance or other indulgence granted to the other party hereto to have waived, or to be estopped from exercising, any of its rights under this Agreement.

               17. Assignability. Neither party may assign its rights or obligations under this Agreement without the written consent of the other party hereto, and any attempted assignment without such written consent shall be null, void and of no effect.

               18. Authorization. Each party hereto represents that its execution and delivery of this Agreement, and its performance of its obligations hereunder, have been duly authorized and approved.

               19. Time of Essence. Time is of the essence in the performance by each party of its obligations under this Agreement.

               IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.


                               CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP

                                  By: Crescent Real Estate Equities, Ltd.,
                                               its sole general partner


                                  By: /s/ DAVID M. DEAN
                                     -------------------------------------------

                                  Title: Senior Vice President, Law
                                        ----------------------------------------



                                  /s/ RICHARD E. RAINWATER BY J. RANDALL CHAPPEL
                                  ----------------------------------------------
                                  RICHARD E. RAINWATER by J. Randall Chappel,
                                  as Attorney-in-Fact

                                                                       EXHIBIT C


                            AGREEMENT OF ASSIGNMENT

     This Agreement of Assignment (this "Agreement") is dated as of August 11, 1997, and is being entered by and between Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Crescent"), and Rainwater, Inc., a Texas corporation ("RI"), with reference to the following recitals:

                                    RECITALS

     Pursuant to that certain Preferred Stock Purchase Agreement (the "Fresh Choice Agreement") by and between Crescent and Fresh Choice, Inc., a Delaware corporation ("Fresh Choice"), dated as of April 26, 1996, Fresh Choice granted to Crescent an irrevocable option (the "Option") to purchase up to 593,953 shares (collectively, the "Shares") of the Preferred Stock, Series C Participating Non-Voting Convertible Preferred Stock (the "Series C Preferred Stock"), of Fresh Choice for a purchase price of $6.00 per share.

     Section 9.9 of the Fresh Choice Agreement provides that Crescent may assign the Option, in whole or in part.

     Crescent desires to assign a part of the Option to RI in consideration for services performed by RI.

     NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     SECTION 1. ASSIGNMENT OF OPTION. In consideration for services provided to Crescent by RI, and based upon the representations and warranties of RI contained herein, Crescent hereby assigns to RI all of Crescent's right, title and interest in and under the Option to purchase 80,000 shares (such shares, together with any additional shares as may become subject of the Option pursuant to the antidilution provisions of the Fresh Choice Agreement, the "RI Option Shares") of the Series C Preferred Stock covered thereby. For convenience, the right to purchase the RI Option Shares being assigned pursuant to the Agreement is hereinafter referred to as the "RI Option."

     SECTION 2. ACCEPTANCE OF ASSIGNMENT; ASSUMPTION OF FRESH CHOICE AGREEMENT. RI hereby accepts the assignment of the RI Option, subject in all cases to the terms and provisions of the Fresh Choice Agreement. In connection therewith, RI represents and warrants to Crescent that RI has received a copy of the Fresh Choice Agreement, has had the opportunity to review the Fresh Choice Agreement, and fully understands RI's obligations thereunder. RI hereby agrees to assume and to be bound by each and every term and condition of the Fresh Choice Agreement relating to the RI Option, and agrees to be bound by and to perform fully each of such terms and conditions in accordance with the terms thereof.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF RI. RI represents and warrants to Crescent as follows: (i) RI has made an independent evaluation of Fresh Choice and its business and result of operations, and is not relying upon Crescent to furnish or provide it with any information of any nature whatsoever regarding Fresh Choice, and hereby affirms that Crescent is under no obligation whatsoever to furnish any of such information to RI; (ii) RI is an "accredited investor," as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Act"); (iii) RI has such knowledge and experience in financial and business matters that RI is capable of evaluating the merits and risks of the prospective investment in Fresh Choice; (iv) RI has received and reviewed all information, including, without limitation, information about
Fresh Choice and its financial condition and the results of its operations as RI deems necessary for the purpose of making a decision to accept the assignment of the RI Option; (v) RI has had the opportunity to ask questions and receive answers from representatives of Crescent and to obtain any additional information it deems necessary for the purpose of making a decision to accept the assignment of the RI Option and to evaluate the merits and risks of so doing; and (vi) RI is acquiring the RI Option and, upon exercise thereof, will acquire shares of the Series C Preferred Stock, for its own account and not with a view to their distribution within the meaning of Section 2(II) of the Act.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF CRESCENT. Crescent represents and warrants to RI as follows: (i) Crescent is a limited partnership duly organized and validly existing under the laws of the State of Delaware;
(ii) this Agreement and the transactions contemplated hereby and Crescent's performance hereunder have been duly authorized by all necessary partnership action; and (iii) the assignment of the RI Option to RI as contemplated herein will not breach or violate the terms and provisions of the Fresh Choice Agreement.

     SECTION 5. MISCELLANEOUS. This Agreement contains the entire agreement between the parties. There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings, written or oral, other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the matters contemplated hereby. No amendment, modification or waiver of any provision of this Agreement, and no consent by any party to any departure therefrom by another, should be effective unless such amendment, modification, or waiver shall be in writing and signed by each of the other parties hereto entitled to the benefit thereof, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing. No notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. The captions of the paragraphs of this Agreement are provided for convenience only and will not effect its construction or interpretation.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by and on their behalf effective for all purposes as of the day and year first written above.

                                   CRESCENT REAL ESTATE EQUITIES LIMITED
                                   PARTNERSHIP

                                   By: Crescent Real Estate Equities, Ltd.



                                       By: /s/ DAVID M. DEAN
                                          -----------------------------------
                                          David M. Dean,
                                          Senior Vice President, Law

                                   RAINWATER, INC.

                                   By: /s/ J. RANDALL CHAPPEL
                                      ---------------------------------------
                                      J. Randall Chappel, Authorized Officer

                                                                     EXHIBIT D


                            AGREEMENT OF ASSIGNMENT

         This Agreement of Assignment (this "Agreement") is dated as of August 11, 1997, and is being entered into by and between Rainwater, Inc., a Texas corporation ("Rainwater"), and J. Randall Chappel ("Chappel").

         WHEREAS, pursuant to that certain Preferred Stock Purchase Agreement (the "Fresh Choice Agreement") by and between Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Crescent"), and Fresh Choice, Inc., a Delaware corporation ("Fresh Choice"), dated as of April 26, 1996, Fresh Choice granted to Crescent an irrevocable option (the "Option") to purchase up to 593,953 shares (collectively, the "Shares") of the Series C Participating Non-voting Convertible Preferred Stock (the "Series C Preferred Stock") of Fresh Choice for a purchase price of $6.00 per share (the "Option"); and

         WHEREAS, pursuant to that certain Agreement of Assignment dated as of August 11, 1996 (the "Rainwater Assignment"), Crescent granted Rainwater a partial assignment of the Option, being more specifically the right to purchase 80,000 shares of the Series C Preferred Stock covered by the Option, and Rainwater assumed and agreed to be bound by and to perform fully each and every term and condition of the Fresh Choice Agreement relating to the Option; and

         WHEREAS, Section 9.9 of the Fresh Choice Agreement provides that the Option is assignable in whole or in part; and

         WHEREAS, Rainwater desires to assign a portion of its portion of the Option to Chappel in consideration for services performed by Chappel for Rainwater.

         NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. ASSIGNMENT OF OPTION. In consideration for services provided to Rainwater by Chappel, and based upon the representations and warranties of Chappel contained herein, Rainwater hereby assigns to Chappel all of Rainwater's right, title and interest in and under the Option to purchase 40,000 shares (such shares, together with any additional shares as may become subject to the Option pursuant to the antidilution provisions of the Fresh Choice Agreement, the "Chappel Option Shares") of the Series C Preferred Stock covered thereby. For convenience, the right to purchase the Chappel Option Shares being assigned pursuant to this Agreement is hereinafter referred to as the "Chappel Option." The foregoing assignment, while absolute, is qualified by reference to the Rainwater Assignment, it being acknowledged and agreed by the parties hereto that Rainwater is not hereby granting any greater right, title or interest in and under the Option than the right, title and interest granted Rainwater pursuant to the Rainwater Assignment to purchase 40,000 shares (subject to antidilution protection as referenced above) of the Series C Preferred Stock covered by the Option.

         SECTION 2. ACCEPTANCE OF ASSIGNMENT; ASSUMPTION OF FRESH CHOICE AGREEMENT. Chappel hereby accepts the assignment of the Chappel Option, subject in all cases to the terms and provisions of the Fresh Choice Agreement and the Rainwater Assignment. In connection therewith, Chappel represents and warrants that Chappel has received a copy of the Fresh Choice Agreement and the Rainwater Assignment, has had the opportunity to review the Fresh Choice Agreement and the Rainwater Assignment, and fully understands Chappel's obligations thereunder. Chappel hereby agrees to assume and to be bound by each and every term and condition of the Fresh Choice Agreement and the Rainwater Assignment relating to the Chappel Option, and agrees to be bound by and to perform fully each of such terms and conditions in accordance with the terms thereof.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF CHAPPEL. Chappel represents and warrants to Rainwater as follows: (i) Chappel has made an independent evaluation of Fresh Choice and its business and result of operations, and is not relying upon Rainwater to furnish or provide it with any information of any nature whatsoever regarding Fresh Choice; (ii) Chappel is an "accredited investor," as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Act"); (iii) Chappel has such knowledge and experience in financial and business matters that Chappel is capable of evaluating the merits and risks of the prospective investment in Fresh Choice; and (iv) Chappel is acquiring the Chappel Option and, upon exercise thereof, will acquire the shares of Fresh Choice for his own account and not with a view to their distribution within the meaning of Section 2(11) of the Act.

         SECTION 4. REPRESENTATIONS AND WARRANTIES OF RAINWATER. Rainwater represents and warrants to Chappel as follows: (i) Rainwater is a corporation duly organized and validly existing under the laws of the state of Texas; (ii) this Agreement and the transactions contemplated hereby and Rainwater's performance hereunder have been duly authorized by all necessary corporate action; and (iii) the assignment of the Chappel Option to Chappel as contemplated herein will not breach or violate the terms and provisions of the Rainwater Assignment.

         SECTION 5. MISCELLANEOUS. This Agreement contains the entire agreement between the parties concerning the subject hereof. There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings, written or oral, other than those expressly set forth herein.
This Agreement supercedes all prior agreements and understanding between the parties with respect to the matters contemplated hereby. No amendment, modification or waiver of any provision of this Agreement, and no consent by any party to any departure therefrom by another, should be effective unless such amendment, modification, or waiver shall be in writing and signed by each of the other parties hereto entitled to the benefit thereof, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing. No notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. The captions of the paragraphs of this Agreement are provided for convenience only and will not effect its construction or interpretation.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of date first written above.

RAINWATER, INC.
a Texas corporation                               /s/ J. RANDALL CHAPPEL
                                                 ------------------------------
                                                  J. RANDALL CHAPPEL

By: /s/ KENNETH A. HERSH
   ----------------------------
Name:   Kenneth A. Hersh
     --------------------------
Title:  Vice President
      -------------------------

                                                                     EXHIBIT E


                            AGREEMENT OF ASSIGNMENT

         This Agreement of Assignment (this "Agreement") is dated as of August 11, 1997, and is being entered into by and between Rainwater, Inc., a Texas corporation ("Rainwater"), and Kenneth A. Hersh ("Hersh").

         WHEREAS, pursuant to that certain Preferred Stock Purchase Agreement (the "Fresh Choice Agreement") by and between Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership ("Crescent"), and Fresh Choice, Inc., a Delaware corporation ("Fresh Choice"), dated as of April 26, 1996, Fresh Choice granted to Crescent an irrevocable option (the "Option") to purchase up to 593,953 shares (collectively, the "Shares") of the Series C Participating Non-voting Convertible Preferred Stock (the "Series C Preferred Stock") of Fresh Choice for a purchase price of $6.00 per share (the "Option"); and

         WHEREAS, pursuant to that certain Agreement of Assignment dated as of August 11, 1996 (the "Rainwater Assignment"), Crescent granted Rainwater a partial assignment of the Option, being more specifically the right to purchase 80,000 shares of the Series C Preferred Stock covered by the Option, and Rainwater assumed and agreed to be bound by and to perform fully each and every term and condition of the Fresh Choice Agreement relating to the Option; and

         WHEREAS, Section 9.9 of the Fresh Choice Agreement provides that the Option is assignable in whole or in part; and

         WHEREAS, Rainwater desires to assign a portion of its portion of the Option to Hersh in consideration for services performed by Hersh for Rainwater.

         NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. ASSIGNMENT OF OPTION. In consideration for services provided to Rainwater by Hersh, and based upon the representations and warranties of Hersh contained herein, Rainwater hereby assigns to Hersh all of Rainwater's right, title and interest in and under the Option to purchase 40,000 shares (such shares, together with any additional shares as may become subject to the Option pursuant to the antidilution provisions of the Fresh Choice Agreement, the "Hersh Option Shares") of the Series C Preferred Stock covered thereby. For convenience, the right to purchase the Hersh Option Shares being assigned pursuant to this Agreement is hereinafter referred to as the "Hersh Option." The foregoing assignment, while absolute, is qualified by reference to the Rainwater Assignment, it being acknowledged and agreed by the parties hereto that Rainwater is not hereby granting any greater right, title or interest in and under the Option than the right, title and interest granted Rainwater pursuant to the Rainwater Assignment to purchase 40,000 shares (subject to antidilution protection as referenced above) of the Series C Preferred Stock covered by the Option.

         SECTION 2. ACCEPTANCE OF ASSIGNMENT; ASSUMPTION OF FRESH CHOICE AGREEMENT. Hersh hereby accepts the assignment of the Hersh Option, subject in all cases to the terms and provisions of the Fresh Choice Agreement and the Rainwater Assignment. In connection therewith, Hersh represents and warrants that Hersh has received a copy of the Fresh Choice Agreement and the Rainwater Assignment, has had the opportunity to review the Fresh Choice Agreement and the Rainwater Assignment, and fully understands Hersh's obligations thereunder. Hersh hereby agrees to assume and to be bound by each and every term and condition of the Fresh Choice Agreement and the Rainwater Assignment relating to the Hersh Option, and agrees to be bound by and to perform fully each of such terms and conditions in accordance with the terms thereof.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF HERSH. Hersh represents and warrants to Rainwater as follows: (i) Hersh has made an independent evaluation of Fresh Choice and its business and result of operations, and is not relying upon Rainwater to furnish or provide it with any information of any nature whatsoever regarding Fresh Choice; (ii) Hersh is an "accredited investor," as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Act"); (iii) Hersh has such knowledge and experience in financial and business matters that Hersh is capable of evaluating the merits and risks of the prospective investment in Fresh Choice; and (iv) Hersh is acquiring the Hersh Option and, upon exercise thereof, will acquire the shares of Fresh Choice for his own account and not with a view to their distribution within the meaning of Section 2(11) of the Act.

         SECTION 4. REPRESENTATIONS AND WARRANTIES OF RAINWATER. Rainwater represents and warrants to Hersh as follows: (i) Rainwater is a corporation duly organized and validly existing under the laws of the state of Texas; (ii) this Agreement and the transactions contemplated hereby and Rainwater's performance hereunder have been duly authorized by all necessary corporate action; and (iii) the assignment of the Hersh Option to Hersh as contemplated herein will not breach or violate the terms and provisions of the Rainwater Assignment.

         SECTION 5. MISCELLANEOUS. This Agreement contains the entire agreement between the parties concerning the subject hereof. There are no agreements, restrictions, promises, representations, warranties, covenants or undertakings, written or oral, other than those expressly set forth herein. This Agreement supercedes all prior agreements and understanding between the parties with respect to the matters contemplated hereby. No amendment, modification or waiver of any provision of this Agreement, and no consent by any party to any departure therefrom by another, should be effective unless such amendment, modification, or waiver shall be in writing and signed by each of the other parties hereto entitled to the benefit thereof, and the same shall then be effective only for the period and on the conditions and for the specific instances and purposes specified in such writing. No notice to or demand on any party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. The captions of the paragraphs of this Agreement are provided for convenience only and will not effect its construction or interpretation.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of date first written above.

RAINWATER, INC.
a Texas corporation                               /s/ KENNETH A. HERSH
                                                  ----------------------------
                                                  KENNETH A. HERSH

By: /s/ J. RANDALL CHAPPEL
   ----------------------------
Name:  J. Randall Chappel
     --------------------------
Title: Authorized Agent
      -------------------------